                                                                EXHIBIT (c)(12)

                       [REALTY FINANCIAL ADVISORS LOGO]

                                January 21, 1998

Mr. Ray Valley, Vice President
Regions Bank
Atlanta Real Estate Division
400 Embassy Row - Suite 270
Atlanta, Georgia 30328

RE:      PROFESSIONAL OFFICE BUILDING
         920 Holcomb Bridge Road
         Roswell, Georgia

Dear Mr. Valley:

In accordance with your request, we have made the inspections, investigations, and analyses necessary to appraise the above-referenced property. The subject property consists of a 1.0012-acre site improved with a two-story professional office building containing approximately 14,400 Sq. Ft. of GBA. This property is described by both narrative and legal descriptions contained within the text of the following appraisal report. The property was inspected on January 1, 1998, the effective date of appraisal. The appraiser was accompanied on site by Ms. Annie Robertson, the prospective property manager.

The purpose of this appraisal was to estimate the As Is market value of the leased fee interest in the property as of January 1, 1998, subject to the existing leases. Market value, leased fee estate, and other appraisal terms are defined within the text of the following appraisal report.

To the best of the appraiser's ability, the analyses, opinions, and conclusions were developed and the report was prepared in accordance with the standards and reporting requirements of REGIONS BANK. Furthermore, this appraisal is intended to be in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Supplemental Standards of Professional Appraisal Practice of the Appraisal Institute, and Title XI of the Federal Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA), revised June 7, 1994. A COMPLETE APPRAISAL was performed and is being transmitted in a SELF-CONTAINED APPRAISAL REPORT which is intended to comply with the reporting requirements set forth in USPAP Standards Rule 2-2(a). Additionally, the undersigned appraisers possess the knowledge and experience with the type of property and geographic area of the property being appraised to meet the USPAP competency requirements and 12 CFR appraisal requirements.

We hereby certify that the undersigned appraisers have personally inspected the property appraised; the statements of fact contained in this report are true and correct; that there is no past, present or prospective interest therein and no personal interest or bias with respect to the parties involved; that the compensation is not contingent on an action or event resulting from the analysis, opinions or conclusions in, or the use of, this report.

Mr. Valley
January 21, 1998
Page Two

Based upon an investigation into those influences which affect value, we have estimated the As Is market value of the leased fee estate in the professional office building located at 920 Holcomb Bridge Road, subject to the existing leases as of January 1, 1998, and further subject to the "General Assumptions, Limited Conditions, and Special Limiting Conditions and Assumptions, is:

             ONE MILLION THREE HUNDRED TWENTY-FIVE THOUSAND DOLLARS
                                  ($1,325,000)

It has been a pleasure to serve you in this matter.

Professionally,
REALTY FINANCIAL ADVISORS



/s/ Darrell E. Shepard
Darrell E. Shepard
Certified General Real Estate Appraiser
State of Georgia, No. 1684